Exhibit (d)(6)

NEWS RELEASE
NABORS ESTABLISHES PREVIOUSLY ANNOUNCED
CREDIT FACILITY
HAMILTON, Bermuda, September 8, 2010 — PRNewswire-FirstCall — Nabors Industries Ltd. (NYSE: NBR) today announced that its wholly owned subsidiary, Nabors Industries, Inc., established the previously announced unsecured revolving credit facility in an aggregate principal amount of $700 million, with an accordion feature that permits additional commitments of up to $150 million. The facility is fully and unconditionally guaranteed by Nabors Industries Ltd. and matures in four years. The facility may be used to partially fund the previously announced Superior Well Services, Inc. acquisition and for general corporate purposes.
The lenders participating in the facility are UBS Loan Finance LLC, Citibank, N.A., Deutsche Bank AG New York Branch, Mizuho Corporate Bank (USA), Morgan Stanley Bank, N.A., Bank of America, NA, PNC Bank, National Association, The Bank of Nova Scotia and HSBC Bank USA, N.A. Borrowings under the facility will bear interest, at Nabors Industries, Inc.’s option, at either (x) the “Base Rate” defined below, plus the applicable interest margin, calculated on the basis of the actual number of days elapsed in a year of 365 days and payable quarterly in arrears, or (y) interest periods of one, two, three or six months at an annual rate equal to LIBOR for the corresponding deposits of U.S. dollars, plus the applicable interest margin. The “Base Rate” is defined, for any day, as a fluctuating rate per annum equal to the highest of (i) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of 1%, (ii) the prime commercial lending rate of UBS AG, as established from time to time at its Stamford Branch and (iii) LIBOR for an interest period of one month beginning on such day plus 1%.
Important Additional Information has been Filed with the U.S. Securities and Exchange Commission
This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Superior Well Services common stock. An Offer to Purchase and a Solicitation/Recommendation Statement have previously been filed with the SEC by Nabors and Superior Well Services, respectively, and INVESTORS AND SUPERIOR WELL SERVICES SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.
These documents and other documents filed by Nabors and Superior Well Services with the SEC are available at no charge on the website maintained by the SEC at www.sec.gov. They may also be obtained for free at www.nabors.com or by directing a request to Nabors Industries Ltd., C/O Nabors Corporate Services, Inc., 515 W. Greens Road, Houston, TX 77067, Attention: Investor Relations. The Solicitation/Recommendation Statement on Schedule 14D-9 may be obtained for free at www.swsi.com or by directing a request to Superior Well Services, Inc., 1380 Rt. 286 East, Suite #121, Indiana, PA 15701, Attention: Investor Relations.

Documentation relating to the tender offer has been mailed to Superior Well Services’ stockholders and may also be obtained at no charge by directing a request by mail to the information agent for the Offer, Georgeson Inc. at 199 Water Street, 26th Floor, New York, New York 10038 or by calling toll free at (866) 647-8869 or collect at (212) 440-9800 for banks and brokers.
The Nabors companies own and operate approximately 550 land drilling and approximately 728 land workover and well-servicing rigs in North America. Nabors’ actively marketed offshore fleet consists of 39 platform rigs, 13 jackup units and 3 barge rigs in the United States and multiple international markets. In addition, Nabors manufactures top drives and drilling instrumentation systems and provides comprehensive oilfield hauling, engineering, civil construction, logistics and facilities maintenance, and project management services. Nabors participates in most of the significant oil and gas markets in the world.
For further information, please contact Dennis A. Smith, Director of Corporate Development for Nabors Corporate Services, Inc., at
281-775-8038. To request Investor Materials, contact our corporate headquarters in Hamilton, Bermuda at 441-292-1510 or via email at mark.andrews@nabors.com.